SNOWBALL SECURITIES LLC

(A Wholly Owned Subsidiary of Snowball Holding LLC)
Statement of Financial Condition
Year Ended December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70615

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/2021___ AND ENDING____12/31/2021____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Snowball Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, Suite 901

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yi Lu	917-582-0988	yi.lu@us.snowballsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

(Name – if individual, state last, first, middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yi Lu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Snowball Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Executive Officer

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Snowball Securities LLC
(A Wholly Owned Subsidiary of Snowball Holding LLC)
Index
December 31, 2021

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of Snowball Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Snowball Securities LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mazars USA LLP

Woodbury, NY
March 21, 2022

Snowball Securities LLC
(A Wholly Owned Subsidiary of Snowball Holding LLC)
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	950,966
Right-of-use asset		80,589
Prepaid expenses and other assets		36,455
Total assets	$	1,068,010

Liabilities and Member's Equity

Lease Liability		80,589
Accounts payable and other accrued expenses		59,608
Total liabilities	$	140,197
Member's Equity		927,813
Total liabilities and member's equity	$	1,068,010

The accompanying notes are an integral part of this financial statement.

Note 1- Organization and Nature of Business

Snowball Securities, LLC, (the "Company") is a wholly owned subsidiary of Snowball Holding LLC (the Parent) and a Limited Liability Company formed under the laws of the State of Delaware on August 11, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was approved on August 10, 2021 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer and was established to engage in retail brokerage activity, utilizing their mobile application trading platform. The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. None was held at December 31, 2021.

Allowance for credit losses

The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company was in a start-up phase during 2021 and therefore no allowances were required as of December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2- Summary of Significant Accounting Policies (Continued)

Right-of-use assets and lease liabilities

ASC 842 requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Note 3- Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of SEC rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $891,358 and $7,451, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1.

Note 4- Concentration of Credit Risk

The Company maintains cash balances at two financial institution that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2021, the Company's balances exceeded the insured limit by $450,967 which is based on bank statement balances.

Note 5- Commitments and Contingencies

The Company has signed its lease for the office space with Regus dated July 27, 2021 in New York City under an eighteen-month lease agreement which will expire January 31, 2023, with a monthly fee of $6,315. The rent expense for the year ended December 31, 2021 was $31,575 which is included in occupancy expense on the Statement of Operations. A Right-of-use asset of $80,589 and lease liability of $80,589 were reported on the accompanying statement of financial condition. Undiscounted maturity of the lease liabilities under the current lease agreement as of December 31, 2021 through January 2023 lease expiration amounted to $82,096, with minimal imputed interest at a 3.19% discount rate.

Snowball Securities LLC
(A Wholly Owned Subsidiary of Snowball Holding LLC)
Notes to the Statement of Financial Condition
December 31, 2021

<u>**Note 5- Commitments and Contingencies (Continued)**</u>

The future maturities of the operating lease are:

Year Ending December 31,	Amount
2022	75,780
2023	6,315
	$82,095

The Company has entered into an employment contract which expires in October 2022. As of December 31, 2021, the Company has a remaining commitment for an estimated annual compensation of approximately $168,000 in the aggregate.

<u>**Note 6- Income taxes**</u>

The Company has adopted FASB Accounting Standards Update ("ASU") 2019-12, which modifies Accounting Standard Codification ("ASC") Topic 740 Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This guidance also clarifies that deferred taxes for single member limited liability companies in their standalone financial statements in no longer required.

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax. Payment of this tax is remitted directly by the parent entity.

During the year ended December 31, 2021, the Company incurred a taxable loss as determined under the tax basis of accounting utilized by the parent entity; accordingly, no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2021. Tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject.

Uncertain tax positions - The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2021, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

<u>**Note 7- Subsequent Events**</u>

Management has evaluated subsequent events for potential recognition and/or disclosure through date of the audit report, which is the date the financial statements were available to be issued.